SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)*

EnerJex Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

292758208
(CUSIP Number)

James D. Loeffelbein
10380 W. 179th Street
Bucyrus, KS 66013
Telephone: (913) 829-6422
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Loeffelbein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 159,430
	8	SHARED VOTING POWER - 2,772,925
	9	SOLE DISPOSITIVE POWER - 159,430
	10	SHARED DISPOSITIVE POWER - 2,772,925
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN, HC

The following constitutes Amendment No. 3 to the Schedule 13D filed by the Reporting Person, originally filed under Working Interest Holding, LLC.  This Amendment No. 3 amends the Schedule 13D as specifically set forth below.  All other Items are unchanged.

ITEM 5.	Interest in Securities of the Issuer.

(a)           On December 31, 2012, EnerJex Resources, Inc. (the “Issuer”) entered into a Securities and Asset Purchase Agreement (the “Agreement”), effective as of November 30, 2012, with James D. Loeffelbein (“JDL”) and Enutroff, LLC (“Enutroff” together with JDL the “Stockholder”).

In the Agreement:

1. The Issuer agreed to exercise its option to purchase 2,000,000 shares of its Common Stock from the Stockholder, pursuant to a Share Option Agreement dated effective August 31, 2012.

2. The Stockholder agreed to impose a lock-up restriction on 1,500,000 additional shares of Issuer Common Stock that it owns.

3. Enutroff agreed to pay to EnerJex Kansas, Inc., a Nevada corporation and wholly-owned subsidiary of the Issuer, its share of certain joint interest billings that are due of the months of October and November 2012, in the amount of $53,035.

4. The Issuer agreed to purchase certain working interests in existing leasehold from Enutroff.

5. The Issuer agreed to purchase certain participation rights from JDL and/or Enutroff.

As consideration for the above transactions, the Issuer (a) paid to Stockholder $323,035 cash (which includes a $151,000 option fee pursuant to the Share Option Agreement), and (b) issued to Stockholder a promissory note in the original principal amount of $825,000. The note earns interest at a rate of 0.24% per annum, and has a schedule of quarterly payments, with $200,000 payable on or before each of March 31, June 30, and September 30, 2013, and the final payment of $225,000 due on or before December 31, 2013.

JDL directly owns 159,430 shares of common stock, representing 0.23% of all the Issuer’s outstanding shares, and JDL indirectly owns 90,000 shares of common stock through his spouse, representing 0.13% of all the Issuer’s outstanding shares, 132,185 shares of common stock through Mallard Management, Inc., representing 0.19% of all the Issuer’s outstanding shares, and 2,550,740 shares through Enutroff, LLC representing 3.66% of all the Issuer’s outstanding shares.

The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interests.

(b)           JDL has the sole power to vote and dispose of the 159,430 shares directly owned by him.  JDL may be deemed to share with his spouse the power to vote and dispose of the 90,000 shares owned by his spouse, with Mallard Management, Inc. the 132,185 shares of common stock indirectly owned through Mallard Management, Inc., and with Enutroff, LLC the 2,550,740 shares indirectly owned through Enutroff, LLC.

(c)           On December 31, 2012, the Issuer entered into the Agreement set forth under Item 5(a) above, which was effective as of November 30, 2012, with JDL and Enutroff. In the Agreement the Issuer agreed to exercise its option to purchase 2,000,000 shares of its Common Stock from the Stockholder. In addition, the Issuer agreed to purchase certain working interests in existing leaseholds from Enutroff and to purchase certain participation rights from JDL and/or Enutroff.

As consideration for the above transactions, the Issuer (a) paid to Stockholder $323,035 cash (which includes a $151,000 option fee), and (b) issued to Stockholder a promissory note in the original principal amount of $825,000. The note earns interest at a rate of 0.24% per annum, and has a schedule of quarterly payments, with $200,000 payable on or before each of March 31, June 30, and September 30, 2013, and the final payment of $225,000 due on or before December 31, 2013.

(d)           Not applicable.

(e)           As of December 31, 2012, Mr. Loeffelbein ceased to be the beneficial owner of more than 5% of the common stock of Issuer.

ITEM 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 8, 2012

/s/ James D. Loeffelbein James D. Loeffelbein